UNITED COMMUNITY FINANCIAL CORP.
Holding Company For
The Home Savings and Loan Company Butler Wick Corp.
VIA EDGAR
April 8, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Re:	United Community Financial Corp. Request to Withdraw Registration Statement on Form S-4 File No. 333-146652
Ladies and Gentlemen:
In accordance with Rule 477 under the Securities Act of 1933, as amended, United Community Financial Corp. (the “Company”) hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-4, as amended, together with all exhibits thereto (the “Registration Statement”). The Agreement and Plan of Merger by and among the Company, The Home Savings and Loan Company of Youngstown, Ohio, PVF Capital Corp., and Park View Federal Savings Bank, which contemplated the acquisition of PVF Capital Corp. by the Company as described in the Registration Statement, has been terminated. The Registration Statement has not been declared effective by the Securities and Exchange Commission, and no common shares of the Company have been or will be issued or sold pursuant to the Registration Statement.
Please provide a copy of the order granting the withdrawal of the Registration Statement to our legal counsel, Kimberly J. Schaefer, by facsimile at (513) 852-7892. If you have any questions with regard to this request for withdrawal, please contact Ms. Schaefer at (513) 723-4068.
Very truly yours,
UNITED COMMUNITY FINANCIAL CORP.
By: /s/ Douglas M. McKay
Name: Douglas M. McKay
Title: Chief Executive Officer